EXHIBIT 99.1

2026 Annual General Meeting

Further to the press release of March 26, 2026 giving notice that the Golar LNG Limited 2026 Annual General Meeting will be held on May 19, 2026, a copy of the Notice of Annual General Meeting and associated information including the Company’s Annual Report on Form 20-F can be found on our website at https://www.golarlng.com and in the attachments below.

Golar LNG Limited
Hamilton, Bermuda
April 2, 2026

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachments

  Notice of 2026 Annual General Meeting (https://ml-eu.globenewswire.com/Resource/Download/0146aca9-75a6-43a3-9c90-9b676a48539a)
  GLNG 2025 Annual Report Form 20-F (https://ml-eu.globenewswire.com/Resource/Download/de8a6aad-d868-4885-b97d-559e95b9c7f3)